Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THE YEAR ENDED DECEMBER 31,

(in millions, except ratios)

	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before taxes on income	$792	$4,802	$3,515	$2,008	$2,116
Minority interests’ share of earnings of majority-owned subsidiaries without fixed charges	—	—	—	—	—
Equity income	(130)	(168)	(127)	(66)	(145)
Fixed charges added to earnings	452	454	436	378	305
Distributed income of less than 50 percent-owned persons	81	51	37	40	59
Amortization of capitalized interest:
Consolidated	26	21	21	25	25
Proportionate share of 50 percent-owned persons	—	—	—	—	—

Total earnings	$1,221	$5,160	$3,882	$2,385	$2,360

Fixed Charges:
Interest expense:
Consolidated	$407	$401	$384	$334	$267
Proportionate share of 50 percent-owned persons	1	3	5	3	3

	408	404	389	337	270

Amount representative of the interest factor in rents:
Consolidated	43	48	45	39	33
Proportionate share of 50 percent-owned persons	1	2	2	2	2

	44	50	47	41	35

Fixed charges added to earnings	452	454	436	378	305

Interest capitalized:
Consolidated	167	199	128	58	27
Proportionate share of 50 percent-owned persons	2	4	2	—	—

	169	203	130	58	27

Preferred stock dividend requirements of majority-owned subsidiaries	—	—	—	—	—

Total fixed charges	$621	$657	$566	$436	$332

Ratio of earnings to fixed charges	2.0	7.9	6.9	5.5	7.1

The financial information for all prior periods presented was reclassified to reflect discontinued operations.